Exhibit (a)(3)


            Sun International Hotels Limited 1997 Stock Option Plan, as amended.

May 24, 2002

Dear ___________:

As we focus on the future direction of our Company, and our strategic plans for growth throughout the world, we know that our ability to execute these plans is based primarily on the key people we employ. We believe in the long-term value of our Company, and are committed to the team of talented people who are responsible for our past and future successes.

To that end, I am pleased to inform you that the Board of Directors of Sun International has authorized a one-time options exchange program for employees who currently hold options to purchase SIH stock at an exercise price of $32 or above.

Under separate cover, you will receive specific information about the terms and conditions of the program and how to participate. Please take the time to review the information, and to consider if you wish to participate. If you have any questions, please feel free to contact Monica Digilio at (954) 713-1505 or John Allison at (954) 713-2650.

Thank you for your contribution to the success of our Company.

Best regards,


Butch Kerzner